Exhibit 99.54

Cybin Included in First Psychedelic Exchange Traded Fund

– Horizons Psychedelic Stock Index ETF Index now trading on the NEO Exchange – Not for distribution to the U.S. news wire services or dissemination in the United States

TORONTO--(BUSINESS WIRE)--January 27, 2021--Cybin Inc. (NEO:CYBN) ("Cybin" or the "Company"), a biotechnology company focused on progressing psychedelic therapeutics, today announced that it is among the select companies in the U.S. and Canada to be included in the world's first exchange-traded fund ("ETF") for psychedelic drug companies. The Horizons Psychedelic Stock Index ETF is trading on the NEO Exchange under the ticker symbol PSYK and will track the North American Psychedelics Index.

"Investor interest in the potential of psychedelics to provide improved therapies for mental health disorders is growing rapidly and we are delighted to be among the companies included in the Horizons Psychedelic Stock Index ETF," stated Doug Drysdale, CEO of Cybin. "Wit h the launch of the index, more investors will have the ability to participate in the innovation and growth taking place in companies like Cybin that are working to design and research potential alternative treatment solutions to the patients who desperately need them," concluded Drysdale.

"We are very pleased to include Cybin Inc. as one of the initial 17 constituents of PSYK, the world's first psychedelics-focused ETF, which we launched today on the NEO Exchange," said Steve Hawkins, President and CEO of Horizons ETFs. "The emerging psychedelics sector has the potential to disrupt the broader pharmaceutical industry and offer improved treatments for mental health conditions that could benefit millions around the world. I am excited to watch the psychedelics sector, including NEO:CYBN, continue to evolve and advance this burgeoning field," concluded Hawkins.

About Cybin

Cybin is a leading biotechnology company focused on progressing psychedelic therapeutics by utilizing proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for psychiatric disorders.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release related to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "may", "should", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the potential of Cybin's psychedelic drug development programs and their potential for the treatment of psychiatric and neurological conditions. There are numerous risks and uncertainties that could cause actual results and Cybin's plans and objectives to differ materially from those expressed in the forward-looking information. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend to update these forward-looking statements. Cybin makes no medical, treatment or health benefit claims about Cybin's proposed products.

The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceutical products. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin's performance and operations.

The NEO Exchange has neither approved nor disapproved the contents of this news release and is not responsible for the adequacy and accuracy of the contents herein.

Contacts

Investor Contacts:

Tim Regan/Scott Eckstein

KCSA Strategic Communications

Cybin@kcsa.com

Lisa M. Wilson

In-Site Communications, Inc. lwilson@insitecony.com

Media Contacts:

Jackie Poriadjian

Chief Marketing Officer, Cybin

Jackie@cybin.com

Annie Graf

KCSA Strategic Communications agraf@kcsa.com

Faith Pomeroy-Ward

In-Site Communications, Inc.

Faith@insitecony.com